(1) Organization

Auriga USA, LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Auriga Services, LLC, (the "Parent"), a New York limited liability company ("LLC").

The Company generates revenue by providing brokerage services for fixed income securities and proprietary trading in fixed income securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker-dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

(b) Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at major financial institutions.

As of December 31, 2015, the Company had amounts exceeding the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the majority of the cash and cash equivalents amounts were held in a non-interest bearing account with First Republic Bank. The FDIC insurance coverage per depositor per institution for all non-interest bearing accounts is $250,000 as of December 31, 2015. As of December 31, 2015, the Company had a balance in its account at First Republic Bank of $1,518,235.

(c) Securities Transactions

The Company earns revenues from transactions executed as agent or riskless principal as well as from fixed income proprietary trading activities. These activities and associated commissions revenue and related expense are recorded on a trade date basis.

Interest income is recorded on an accrual basis and is reflected in interest income on the statement of income.

The Company recognizes certain financial instruments at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis. For more information on fair value, see Note 3 – Fair Value Measurements.

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(d) *Securities Sold Under an Agreement to Repurchase*

The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") in order to finance the Company's trading inventory. Securities sold under agreements to repurchase are accounted for as financing transactions and are recorded on a settlement basis. Interest on the repurchase agreement is accrued and included in the statement of financial condition in due to affiliates.

(e) *Principal Transactions, Net*

Principal securities and derivative transactions are recorded on a trade date basis. Realized and unrealized gains and losses on trading in financial instruments, including securities and derivatives contracts are reflected in principal transactions, net in the statement of income.

(f) *Marketing*

All costs associated with advertising and marketing are expensed as incurred.

(g) *Depreciation and Amortization*

All fixed assets are stated at cost less accumulated depreciation. Depreciation on computer equipment is computed using the straight-line method over a period of two years. Depreciation on furniture, fixtures and non-computer related equipment is computed using the straight-line method over a period of five years. Amortization of leasehold improvements is computed using the straight-line method over the economic life of the improvement or the term of the lease, whichever is shorter.

(h) *Income Taxes*

No provision for income taxes has been reflected in the accompanying financial statements. The Company is a single member limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes. The Company is owned by a multi-member LLC where income earned is passed through to the underlying members and therefore is taxed like a partnership. Accordingly, the taxable income or loss of the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return of the Parent.

In the state of California, the Company is required to file separately and does not allow for loss carryover. The Company pays a withholding tax and LLC tax based on revenue generated by offices in the state of California. For the year ending December 31, 2015, the Company accrued $6,800 of withholding and LLC tax expense.

(3) **Fair Value Measurements**

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between

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market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

(a)   *Securities Owned, at Fair Value*

     The Company's securities portfolio is comprised of U.S. government treasuries, non-agency residential mortgage-backed securities, and corporate bonds. At December 31, 2015, the Company held $7,398,249 of securities reported at fair value. The securities are valued using a pricing vendor that obtained the values based on recent trades in the market and based on pricing of similar securities as well as the Company's own assumptions of market conditions, underlying collateral and how market participants will price similar assets.

(b)   *Securities Sold, Not Yet Purchased, at Fair Value*

     Securities sold, not yet purchased, at fair value, consist of corporate bonds that the Company has sold short. The Company will be required to "cover" its short sale in the future through the purchase of the security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company sells the security to when the Company purchases it in the market to cover the short sale. At year end, the Company held short positions in corporate bonds of $5,361,676.

AURIGA USA, LLC

(A Wholly Owned Subsidiary of Auriga Services, LLC)

Notes to Financial Statements

December 31, 2015

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total at fair value
December 31, 2015				
Assets				
Securities owned, at fair value				
Residential mortgage-backed securities (RMBS)	$ —	6,806,980	—	6,806,980
Corporate bonds		193,544	—	193,544
U.S. government treasuries	—	397,725	—	397,725
Total assets at fair value	$ —	7,398,249	—	7,398,249
Liabilities				
Securities sold, not yet purchased, at fair value:				
Corporate bonds	—	5,361,676	—	5,361,676
Total liabilities at fair value	$ —	5,361,676	—	5,361,676

(c)   ***Transfers between Level 1 and Level 2***

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2015.

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(d) *Estimated Fair Value of Financial Instruments Not Carried at Fair Value*

The following table provides the carrying value and the fair value of financial instruments which are not carried at fair value in the statement of financial condition:

	Carrying Value	Level 1	Level 2	Level 3	Total fair value
December 31, 2015 **Financial Assets**					
Cash and cash equivalents	$ 1,518,235	1,518,235	—	—	1,518,235
Accounts receivable	—	—	60,950	—	60,950
Receivable from broker	8,038,949	—	8,038,949	—	8,038,949
Due from affiliates	198,508	—	198,508	—	198,508
Total financial assets	$ 9,755,692	1,518,235	8,298,407	—	9,816,642
Financial Liabilities					
Securities sold under an agreement to repurchase	$ 5,238,829	—	5,238,829	—	5,238,829
Due to affiliates	176,133	—	176,133	—	176,133
Compensation payable	1,089,028	—	1,089,028	—	1,089,028
Total financial liabilities	$ 6,503,990	—	6,503,990	—	6,503,990

(4) Securities Sold Under an Agreement to Repurchase

Securities sold under an agreement to repurchase, which are classified as secured borrowings, are reflected at the amount of cash received in connection with the transaction. The securities sold under an agreement to repurchase are collateralized by residential mortgage-backed securities, corporate bonds and US government treasuries held by the Company. The Company's repurchase agreement transactions primarily encounter risk associated with liquidity. If there is a decrease in the fair value of the collateral pledged in the repurchase agreement, the Company could be required to provide additional collateral to the counterparty. This would decrease the amount of assets for other liquidity needs.

The Company entered into a master repurchase agreement with Auriga Global Investors SV S.A. ("AGI") in February 2013. The repurchase agreement allows for maximum of $10,000,000 of securities sold that must be repurchased within 180 days at a rate of 7% per annum. The maximum can be increased with written notice 30 days prior to the date on which the line would increase.

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(5) Collateral Arrangements

Under the Company's collateralized financing arrangements, the Company provides collateral. At December 31, 2015, securities with a fair market value of $5,272,823 were pledged as collateral related to securities sold under an agreement to repurchase which had a carrying amount of $5,328,829 as of December 31, 2015.

(6) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day to day, but as of December 31, 2015, the Company had net capital of $2,241,079, which was $2,138,360 in excess of its required minimum net capital of $102,719. The Company's ratio of aggregate indebtedness to net capital was 0.69 to 1.

The Company maintains proprietary accounts with the clearing broker ("PAB assets") for trading, deposits, errors, accommodations and sundry expense purposes. The Company regularly trades for its own account. PAB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAB assets similar to the customer computation set forth in Rule 15c3-3.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

(7) Fixed Assets

Fixed assets consist of the following as of December 31, 2015:

	Cost	Accumulated Depreciation and Amortization	Net Fixed Assets
Computer equipment	$ 185,824	(185,824)	—
Leasehold improvements	182,789	(182,789)	—
Furniture and equipment	134,809	(134,809)	—
	$ 503,422	(503,422)	—

For the year ended December 31, 2015, depreciation and amortization expense amounted to $961.

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(8) Related Party Transactions

The following table presents the Company's related party assets and liabilities as of December 31, 2015:

	Auriga Global Investors SV S.A.	Auriga Capital Management LLC	Auriga Holdings LLC	Auriga Services LLC	Total
Assets					
Due from affiliates	$ —	115,385	32,000	51,123	198,508
Total	$ —	115,385	32,000	51,123	198,508
Liabilities					
Securities sold under an an agreement to repurchase	$ 5,238,829	—	—	—	5,238,829
Due to affiliates	173,533	—	2,600	—	176,133
Total	$ 5,412,362	—	2,600	—	5,414,962

(a) *Transactions with the Parent (Auriga Services, LLC)*

The Company entered into an expense sharing arrangement with the Parent on June 1, 2011. The agreement provides the Parent with reimbursement of expenses and services such as, but not limited to, administrative support, technology, rent, legal and accounting provided to the Company.

For the year ended December 31, 2015, the Company incurred expenses of $1,365,364 in conjunction with the expense sharing agreement which is included in the Fees to Parent line of the statement of income. During the year, the Company paid a total of $1,580,000 to the Parent in relation to the agreement and has a receivable of $214,636 due to an overpayment.

Details of Fees to Parent are shown in the following table:

Fees to Parent:		
Employee compensation and benefits	$	516,497
General and administrative		533,405
Professional fees		108,488
Occupancy		205,445
Depreciation and amortization		1,529
Total Fees to Parent	$	1,365,364

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Additionally, during the year various direct expenses of $163,513 were paid by the parent for services such as medical benefits and related items. A net receivable of $51,123 remained due from the Parent at December 31, 2015.

The Company, over the course of the year made distributions to its Parent totaling $1,035,000 and a contribution from its Parent of $250,000 was made in December 2015.

(b) *Transactions with Auriga Global Investors SV S.A.*

The Company entered into a master repurchase agreement with AGI in February 2013, see Note 4 – Securities Sold Under an Agreement to Repurchase.

At December 31, 2015, the Company had $5,238,829 outstanding as an obligation to repurchase. During the year, the Company had an average balance of $3,858,066 with a maximum month end balance of $5,238,829. The Company during the year incurred $839,718 of interest expense related to the agreement, of which $173,533 remains accrued at December 31, 2015.

(c) *Transactions with Auriga Capital Management, LLC*

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Auriga Capital Managment, LLC, an affiliate. For the year ended December 31, 2015, the Company did not incur any expenses and had a balance of $115,385 due at year end.

(d) *Transactions with Auriga Holdings, LLC*

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Auriga Holdings LLC, an affiliate during the course of the year. At December 31, 2015, the Company is owed a net balance of $29,400 from Auriga Holdings, LLC for expenses incurred during the year.

(9) **Transactions with Clearing Broker**

The Company trades and clears all of its trades through its clearing broker. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

The Company may use margin provided by the clearing broker during the year for the purchase of agency securities and to cover temporary shortfalls in clearing activity. During the year the Company's margin borrowings averaged approximately $20.2 million per month and had a maximum borrowing of approximately $46.5 million. The company incurs interest on the borrowings at an annual rate of 2.51% and had a total interest expense related to the clearing broker of $506,005.

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AURIGA USA, LLC

(A Wholly Owned Subsidiary of Auriga Services, LLC)

Notes to Financial Statements

December 31, 2015

At December 31, 2015, the Company had a net $8,038,949 receivable from broker balance, of which, $350,000 is held in deposit as required by the clearing agreement.

(10) Concentration Risk

In the normal course of business, the Company executes with its clearing broker, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

Additionally, the Company, during normal trading activity, may hold securities of a single class or series of an issuer in its accounts that exceed 10% of its tentative net capital creating an undue concentration. As of December 31, 2015, the Company's securities portfolio was comprised of long and short securities positions. The Company's long positions were comprised primarily of mortgage-backed securities, which represented 92% of the total securities held long, which also included US treasuries and corporate bonds. The top five securities held represented 92% of the securities held long at year end. The Company's short securities positions were comprised entirely of corporate bonds. 57% of the short positions held at year end by the Company were held in the securities of 4 different companies. Undue concentration deductions have been made on the individual securities in the Company's net capital calculations in accordance with the SEC's net capital requirements at December 31, 2015.

(11) Commitments and Contingencies

The Company is subject to legal proceedings, claims, and litigations arising in the ordinary course of business.

In December 2015, the Company was named as a co-respondent in a complaint filed with FINRA arbitration related to the hiring of two current employees. The Claimant has alleged that the Company disregarded the non-compete and non-solicit obligations the new employees had with the Claimant. The Company received notice of the complaint in February 2016 and has until March 25, 2016 to respond to the claims. The Company, based on the facts of the case, believes that the claims are without out merit and will defend itself against these claims.

The Company will defend itself vigorously against these and any such claims. Although the outcome of these matters is not determinable, management does not expect the ultimate costs to resolve these matters will have a material effect on its financial condition.

Confidential

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(12) Employee Benefits Plans

In December 2012, the Parent created the Auriga Services LLC 401(k) Profit Sharing Trust (the "Plan"), a defined contribution plan under Section 401(k) of the Internal Revenue Code, for the benefit of the Company and its affiliated companies. The Plan's year end is December 31st and has an annual profit sharing feature. The Parent, at its sole discretion, determines the amount, if any, of profit to be contributed to the Plan. Additionally, the Parent may be required to make a Qualified Non-Elective Contribution ("QNEC") to certain non-highly compensated employees within the plan.

The Company may be subject to additional compensation and benefits expense as a result of the Plan and its profit sharing feature through the expense sharing arrangement between the Company and its Parent. As of the year ending, December 31, 2015, the Company had not accrued any expense related to the Plan as part of the expense sharing agreement.

(13) Subsequent Events

The Company has evaluated events and transaction that occurred during the period from the balance sheet date through February 26, 2016, the date the Company's financial statements are available to be issued.